

Mail Stop 3720

September 20, 2006

Via U.S. Mail and Fax (619-466-4730)

Mr. Jeffrey W. Flannery
Chief Executive Officer, Chief Financial Officer and Director
The Jackson Rivers Company
550 Greens Parkway
Suite 230
Houston, TX 77067

> **Re:** **The Jackson Rivers Company**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed May 26, 2006**
>
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2006 and June 30, 2006**
> **File No. 333-70932**

Dear Mr. Flannery:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director